 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of September, 2019

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Press release dated September 3, 2019 announcing results for the quarter ended June 30, 2019
•	Second quarter earnings call presentation

Ferroglobe Reports Second Quarter Results of 2019

Sales of $409.5 million; Net Loss of $(43.7) million; Adjusted EBITDA of $5.0 million

•	Q2 sales of $409.5 million, compared to $447.4 million in Q1 2019 and $577.9 million in Q2 2018
•	Q2 net loss of $(43.7) million compared to a net loss of $(28.6) million in Q1 2019 and a net profit of $66.0 million in Q2 2018
•	Q2 adjusted net loss attributable to parent of $(22.2) million compared to a net loss of $(21.9) million in Q1 2019 and a net profit of $25.6 million in Q2 2018
•	Q2 adjusted EBITDA of $5.0 million compared to $3.3 million in Q1 2019 and $83.0 million in Q2 2018
•	Successful closing of the divestiture of FerroAtlántica, S.A.U. on August 30, 2019, resulting in gross proceeds of €156.4 million
•	Suspension of 39,000 tons of annual silicon metal production capacity
•	Progress ongoing in the refinancing of the existing Revolving Credit Facility, targeting closing around the end of Q3 2019

LONDON, September 03, 2019 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), the world’s leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, today announced results for the second quarter of 2019.

Earnings Highlights

In Q2 2019, Ferroglobe posted a net loss of $(43.7) million, or $(0.24) per share on a fully diluted basis. On an adjusted basis, Q2 2019 net loss was $(22.2) million, or $(0.13) per share on a fully diluted basis.

Q2 2019 reported EBITDA was $(7.1) million, down from $3.3 million in the prior quarter. On an adjusted basis, Q2 2019 EBITDA was $5.0 million, up from Q1 2019 adjusted EBITDA of $3.3 million. The Company reported an adjusted EBITDA margin of 1.2% for Q2 2019, compared to an adjusted EBITDA margin of 0.7% for Q1 2019.

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
$,000 (unaudited)	June 30, 2019	March 31, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Sales	$409,479	$447,391	$577,881	$856,870	$1,126,543
Net (loss) profit	$(43,658)	$(28,554)	$66,030	$(72,212)	$101,644
Diluted EPS	$(0.24)	$(0.16)	$0.39	$(0.40)	$0.60
Adjusted net (loss) income attributable to the parent	$(22,221)	$(21,894)	$25,648	$(44,115)	$59,323
Adjusted diluted EPS	$(0.13)	$(0.13)	$0.14	$(0.26)	$0.33
Adjusted EBITDA	$5,035	$3,327	$83,000	$8,362	$163,003
Adjusted EBITDA margin	1.2%	0.7%	14.4%	1.0%	14.5%

* The amounts for prior periods have been restated to reflect the impact of the profit / (loss) from discontinued operations associated with the sale of our Spanish hydroelectric plants.

Cash Flow and Balance Sheet

Cash used in operations during Q2 2019 was $(37.4) million, with working capital increasing by $59.3 million. Net debt was $478.3 million as of June 30, 2019, up from $419.7 million as of March 31, 2019.

Pedro Larrea, Ferroglobe’s Chief Executive Officer commented, “The decline in end market demand continues to put pressure on our sales prices resulting in disappointing results for the quarter.  We expect these headwinds to linger in the second half of the year.  Accordingly, we are focused on operational adjustments and cash generating initiatives, designed to reduce the Company’s risk profile and provide adequate resources to weather this cyclical downturn.”  Mr. Larrea continued, “We are also cutting silicon production and monitoring other parts of the business for further cost reductions and operating efficiencies. The inherent flexibility in the Company’s operating platform and product base is key to positioning the Company for recovery.”

Successful closing of the divestiture of FerroAtlántica, S.A.U.

On August 30, 2019 Ferroglobe successfully completed and closed the previously-announced sale of its 100% interest in subsidiary FerroAtlántica, S.A.U. (“FerroAtlántica”) to investment vehicles affiliates with TPG Sixth Street Partners.  The transaction, valued at €170 million, provides the Company with gross proceeds of €156.4 million, after closing adjustments.  Further details on this transaction appear in a separate press release issued concurrently herewith.

Other recent developments

Ferroglobe is making progress in pursuing financing alternatives and other opportunities to improve its capital structure. The terms, timing and structure of such transaction(s) will depend on market conditions and ongoing discussions in the coming weeks. The Company is targeting closing this refinancing around the end of Q3 2019.

To reduce corporate overhead costs and optimize operations, the Company is moving its headquarters from London (U.K.) to Madrid (Spain).  This move – expected to conclude in Q4 2019 - will consolidate key corporate functions in a single location, enhancing efficiency and management effectiveness in a lower cost environment.

To improve its production platform and release working capital, the Company has idled its silicon metal production facility at Polokwane (South Africa) and restarted one furnace at Sabon (Spain), reducing annual production capacity by 39,000 tons.

Discussion of Second Quarter 2019 Results

Sales

Sales for Q2 2019 were $409.5 million, down 8.5% compared to $447.4 million in Q1 2019. For Q2 2019, total shipments were down 6.0% and the average selling price was down 3.2% compared with Q1 2019.

	Quarter Ended	Quarter Ended		Quarter Ended		Six Months Ended	Six Months Ended
	June 30, 2019	March 31, 2019	Change	June 30, 2018	Change	June 30, 2019	June 30, 2018	Change
Shipments in metric tons:
Silicon Metal	54,084	62,269	-13.1%	85,913	-37.0%	116,353	177,528	-34.5%
Silicon-based Alloys	79,264	81,801	-3.1%	78,214	1.3%	161,065	154,542	4.2%
Manganese-based Alloys	99,555	103,669	-4.0%	107,457	-7.4%	203,224	178,633	13.8%
Total shipments*	232,903	247,739	-6.0%	271,584	-14.2%	480,642	510,703	-5.9%

Average selling price ($/MT):
Silicon Metal	$2,320	$2,358	-1.6%	$2,773	-16.3%	$2,340	$2,767	-15.4%
Silicon-based Alloys	$1,572	$1,669	-5.8%	$1,908	-17.6%	$1,621	$1,932	-16.1%
Manganese-based Alloys	$1,188	$1,172	1.4%	$1,304	-8.9%	$1,180	$1,332	-11.4%
Total*	$1,582	$1,634	-3.2%	$1,943	-18.6%	$1,609	$2,013	-20.1%

Average selling price ($/lb.):
Silicon Metal	$1.05	$1.07	-1.6%	$1.26	-16.3%	$1.06	$1.26	-15.4%
Silicon-based Alloys	$0.71	$0.76	-5.8%	$0.87	-17.6%	$0.74	$0.88	-16.1%
Manganese-based Alloys	$0.54	$0.53	1.4%	$0.59	-8.9%	$0.54	$0.60	-11.4%
Total*	$0.72	$0.74	-3.2%	$0.88	-18.6%	$0.73	$0.91	-20.1%

* Excludes by-products and other

Sales Prices & Volumes By Product

During Q2 2019, total product average selling prices decreased by 3.2% versus Q1 2019.  Q2 average selling prices of silicon metal decreased 1.6%, silicon-based alloys decreased 5.8%, and manganese-based alloys increased 1.4%. During Q2 2019, sales volumes decreased by 6.0% versus Q1 2019.  Q2 sales volumes of silicon metal decreased 13.1%, silicon-based alloys decreased 3.1%, and manganese-based alloys decreased 4.0% versus Q1 2019.

Cost of Sales

Cost of sales was $292.4 million in Q2 2019, a decrease from $329.4 million from Q1 2019.  Cost of sales as a percentage of sales decreased to 71.4% in Q2 2019 from 73.6% for Q1 2019.

Other Operating Expenses

Other operating expenses was $62.9 million in Q2 2019, an increase from $53.9 million from Q1 2019, which is primarily due to contract termination costs.

Net Loss Attributable to the Parent

In Q2 2019, net loss attributable to the Parent was $(40.8) million, or $(0.24) per diluted share, compared to a net loss attributable to the Parent of $(26.8) million, or $(0.16) per diluted share in Q1 2019.

Adjusted EBITDA

In Q2 2019, adjusted EBITDA was $5.0 million, or 1.2% of sales, compared to adjusted EBITDA of $3.3 million, or 0.7% of sales in Q1 2019.

Conference Call

Ferroglobe management will review the second quarter results of 2019 during a conference call at 9:00 a.m. Eastern Time on September 4, 2019.

The dial-in number for participants in the United States is 877‑293‑5491 (conference ID 8287856). International callers should dial +1 914‑495‑8526 (conference ID 8287856). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at https://edge.media-server.com/mmc/p/9678r4sf.

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and other ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

EBITDA, adjusted EBITDA, adjusted profit per ordinary share, and adjusted profit are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Gaurav Mehta
EVP – Investor Relations
Email:   investor.relations@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2019	March 31, 2019*	June 30, 2018*	June 30, 2019	June 30, 2018*
Sales	$409,479	$447,391	$577,881	$856,870	$1,126,543
Cost of sales	(292,432)	(329,368)	(343,753)	(621,800)	(664,289)
Other operating income	14,530	14,021	8,512	28,551	15,295
Staff costs	(74,852)	(74,263)	(88,180)	(149,115)	(170,072)
Other operating expense	(62,924)	(53,917)	(74,212)	(116,841)	(143,303)
Depreciation and amortization charges, operating allowances and write-downs	(30,204)	(30,370)	(29,118)	(60,574)	(55,905)
Bargain purchase gain	—	—	44,633	—	44,633
Impairment losses	(1,195)	(140)	—	(1,335)	—
Other gain (loss)	275	(397)	2,752	(122)	2,715
Operating (loss) profit	(37,323)	(27,043)	98,515	(64,366)	155,617
Net finance expense	(15,047)	(13,823)	(13,233)	(28,870)	(25,300)
Financial derivatives (loss) gain	(295)	1,264	2,832	969	1,067
Exchange differences	5,080	(1,479)	(8,708)	3,601	(7,979)
(Loss) profit before tax	(47,585)	(41,081)	79,406	(88,666)	123,405
Income tax benefit (expense)	4,890	8,210	(13,970)	13,100	(27,687)
(Loss) profit for the period from continuing operations	(42,695)	(32,871)	65,436	(75,566)	95,718
(Loss) profit for the period from discontinued operations	(963)	4,317	594	3,354	5,926
(Loss) profit for the period	(43,658)	(28,554)	66,030	(72,212)	101,644
Loss attributable to non-controlling interest	2,835	1,724	1,408	4,559	2,474
(Loss) profit attributable to the parent	$(40,823)	$(26,830)	$67,438	$(67,653)	$104,118

EBITDA	$(7,119)	$3,327	$127,633	$(3,792)	$211,522
Adjusted EBITDA	$5,035	$3,327	$83,000	$8,362	$163,003

Weighted average shares outstanding
Basic	169,123	169,123	171,987	169,123	171,982
Diluted	169,123	169,123	172,127	169,123	172,144

(Loss) profit per ordinary share
Basic	$(0.24)	$(0.16)	$0.39	$(0.40)	$0.61
Diluted	$(0.24)	$(0.16)	$0.39	$(0.40)	$0.60

* The amounts for prior periods have been restated to reflect the impact of the profit / (loss) from discontinued operations associated with the sale of our Spanish hydroelectric plants.

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	June 30,	March 31,	December 31,
	2019	2019	2018
ASSETS
Non-current assets
Goodwill	$204,089	$203,472	$202,848
Other intangible assets	62,778	69,399	51,822
Property, plant and equipment	784,272	890,436	888,862
Other non-current financial assets	20,042	54,979	70,343
Deferred tax assets	22,915	7,135	14,589
Non-current receivables from related parties	2,276	2,247	2,288
Other non-current assets	9,746	10,435	10,486
Total non-current assets	1,106,118	1,238,103	1,241,238
Current assets
Inventories	504,527	451,753	456,970
Trade and other receivables	158,252	127,992	155,996
Current receivables from related parties	3,000	6,556	14,226
Current income tax assets	31,610	26,855	27,404
Other current financial assets	7,840	2,191	2,523
Other current assets	12,289	13,721	8,813
Cash and cash equivalents	187,673	216,627	216,647
Assets and disposal groups classified as held for sale	97,862	—	—
Total current assets	1,003,053	845,695	882,579
Total assets	$2,109,171	$2,083,798	$2,123,817

EQUITY AND LIABILITIES
Equity	$816,080	$855,099	$884,372
Non-current liabilities
Deferred income	8,108	11,676	1,434
Provisions	80,218	76,613	75,787
Bank borrowings	—	131,366	132,821
Lease liabilities	18,629	66,992	53,472
Debt instruments	342,806	342,222	341,657
Other financial liabilities	24,585	27,109	32,788
Other non-current liabilities	25,246	25,080	25,030
Deferred tax liabilities	64,520	61,887	77,379
Total non-current liabilities	564,112	742,945	740,368
Current liabilities
Provisions	44,007	47,619	40,570
Bank borrowings	172,890	19,100	8,191
Lease liabilities	8,692	20,616	12,999
Debt instruments	10,938	2,734	10,937
Other financial liabilities	52,594	51,618	52,524
Payables to related parties	9,884	12,199	11,128
Trade and other payables	252,372	228,649	256,823
Current income tax liabilities	1,766	4,369	2,335
Other current liabilities	95,150	98,850	103,570
Liabilities associated with assets classified as held for sale	80,686	—	—
Total current liabilities	728,979	485,754	499,077
Total equity and liabilities	$2,109,171	$2,083,798	$2,123,817

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2019	March 31, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Cash flows from operating activities:
(Loss) profit for the period	$(43,658)	$(28,554)	$66,030	$(72,212)	$101,644
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	(5,215)	(6,704)	14,302	(11,919)	29,970
Depreciation and amortization charges, operating allowances and write-downs	31,327	32,077	30,309	63,404	58,325
Net finance expense	16,145	14,756	14,412	30,901	27,568
Financial derivatives loss (gain)	295	(1,264)	(2,832)	(969)	(1,067)
Exchange differences	(5,080)	1,479	8,708	(3,601)	7,979
Impairment losses	1,195	140	—	1,335	—
Bargain purchase gain	—	—	(44,633)	—	(44,633)
Share-based compensation	933	1,332	33	2,265	732
Other adjustments	(275)	397	(2,752)	122	(2,715)
Changes in operating assets and liabilities
(Increase) decrease in inventories	(46,950)	35	(59,050)	(46,915)	(166,531)
(Increase) decrease in trade receivables	(32,316)	28,371	(19,257)	(3,945)	(19,770)
Increase (decrease) in trade payables	21,625	(22,967)	476	(1,342)	70,851
Other	28,472	9,787	6,817	38,259	(42,953)
Income taxes paid	(540)	(1,680)	(14,186)	(2,220)	(24,168)
Interest paid	(3,341)	(18,508)	(2,957)	(21,849)	(20,258)
Net cash (used) provided by operating activities	(37,383)	8,697	(4,580)	(28,686)	(25,026)
Cash flows from investing activities:
Interest and finance income received	486	390	2,273	876	2,352
Payments due to investments:
Acquisition of subsidiary	—	—	—	—	(20,379)
Other intangible assets	(50)	(134)	(2,221)	(184)	(2,924)
Property, plant and equipment	(7,128)	(13,448)	(29,786)	(20,576)	(52,317)
Other	(627)	—	—	(627)	—
Disposals:
Other non-current assets	—	—	12,734	—	12,734
Other	1,638	1,759	1,904	3,397	5,914
Net cash used by investing activities	(5,681)	(11,433)	(15,096)	(17,114)	(54,620)
Cash flows from financing activities:
Dividends paid	—	—	(10,321)	—	(10,321)
Payment for debt issuance costs	—	(705)	—	(705)	(4,476)
Repayment of other financial liabilities	—	—	(33,096)	—	(33,096)
Increase/(decrease) in bank borrowings:
Borrowings	39,649	31,850	37,668	71,499	220,032
Payments	(18,252)	(20,811)	—	(39,063)	(106,514)
Proceeds from stock option exercises	—	—	240	—	240
Other amounts paid due to financing activities	(7,236)	(5,708)	(4,648)	(12,944)	(7,635)
Net cash provided (used) by financing activities	14,161	4,626	(10,157)	18,787	58,230
Total net cash flows for the period	(28,903)	1,890	(29,833)	(27,013)	(21,416)
Beginning balance of cash and cash equivalents	216,627	216,647	197,669	216,647	184,472
Exchange differences on cash and cash equivalents in foreign currencies	321	(1,910)	(11,852)	(1,589)	(7,072)
Ending balance of cash and cash equivalents	$188,045	$216,627	$155,984	$188,045	$155,984
Ending balance of cash and cash equivalents from statement of financial position	187,673	216,627	155,984	187,673	155,984
Ending balance of cash and cash equivalents included within assets and disposal groups classified as held for sale	372	—	—	372	—

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2019	March 31, 2019	June 30, 2018	June 30, 2019	June 30, 2018
(Loss) profit attributable to the parent	$(40,823)	$(26,830)	$67,438	$(67,653)	$104,118
Loss (profit) for the period from discontinued operations	963	(4,317)	(594)	(3,354)	(5,926)
Loss attributable to non-controlling interest	(2,835)	(1,724)	(1,408)	(4,559)	(2,474)
Income tax (benefit) expense	(4,890)	(8,210)	13,970	(13,100)	27,687
Net finance expense	15,047	13,823	13,233	28,870	25,300
Financial derivatives loss (gain)	295	(1,264)	(2,832)	(969)	(1,067)
Exchange differences	(5,080)	1,479	8,708	(3,601)	7,979
Depreciation and amortization charges, operating allowances and write-downs	30,204	30,370	29,118	60,574	55,905
EBITDA	(7,119)	3,327	127,633	(3,792)	211,522
Contract termination costs	9,260	—	—	9,260	—
Restructuring and termination costs	2,894	—	—	2,894	—
Bargain purchase gain	—	—	(44,633)	—	(44,633)
Share-based compensation	—	—	—	—	(3,886)
Adjusted EBITDA	$5,035	$3,327	$83,000	$8,362	$163,003

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2019	March 31, 2019	June 30, 2018	June 30, 2019	June 30, 2018
(Loss) profit attributable to the parent	$(40,823)	$(26,830)	$67,438	$(67,653)	$104,118
Tax rate adjustment	10,337	4,936	(11,440)	15,273	(11,803)
Contract termination costs	6,297	—	—	6,297	—
Restructuring and termination costs	1,968	—	—	1,968	—
Bargain purchase gain	—	—	(30,350)	—	(30,350)
Share-based compensation	—	—	—	—	(2,642)
Adjusted (loss) profit attributable to the parent	$(22,221)	$(21,894)	$25,648	$(44,115)	$59,323

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2019	March 31, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Diluted (loss) profit per ordinary share	$(0.24)	$(0.16)	$0.39	$(0.40)	$0.60
Tax rate adjustment	0.06	0.03	(0.07)	0.09	(0.07)
Contract termination costs	0.04	—	—	0.04	—
Restructuring and termination costs	0.01	—	—	0.01	—
Bargain purchase gain	—	—	(0.18)	—	(0.18)
Share-based compensation	—	—	—	—	(0.02)
Adjusted diluted (loss) profit per ordinary share	$(0.13)	$(0.13)	$0.14	$(0.26)	$0.33

Advancing Materials Innovation NASDAQ: GSM Second Quarter 2019

Forward-Looking Statements and non-IFRS Financial Metrics This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to Ferroglobe are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated September 3, 2019 accompanying this presentation, which is incorporated by reference herein.

Table of Contents Q2 2019 overview Update on corporate initiatives Near-term outlook Appendix — supplemental financial information

Opening remarks Q2 results reflect the continued slowdown in end-market demand and weak pricing environment Successful closing of FerroAtlántica1 divestiture significantly improves balance sheet Focus on improving operational and financial flexibility Note: 1 FerroAtlántica, SAU is the owner of ten hydroelectric facilities, and of the Cee-Dumbría ferroalloys plant

I. Q2 2019 overview

* Adjusted net loss attributable to parent Note: The amounts for prior periods have been restated to show the results of Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations Volumes slowdown driven by shift in end customer sentiment (Volume change vs Q1 2019) Si Metal -13.1% Si alloys -3.1% Mn alloys -4.0% (ASP change vs Q1 2019) Si Metal -1.6% Si alloys -5.8% Mn alloys +1.4% Adjusted EBITDA $5.0 million +51.3% vs Q1 2019 Adjusted EBITDA margin increase of 49 bps to 1.2% Q2 adjusted net loss $-22.2 million* Additional production cutbacks to address demand slowdown Focus on strengthening the balance sheet Cost cutting and cash generation initiatives in place Review of power contracts and other constraints that reduce operating flexibility Adjusting commercial strategy for the current environment Ongoing actions to ‘right-size’ the platform Revenue $409.5 million -8.5% vs Q1 2019 Q2 2019 impacted by demand slowdown and continued pricing pressures, partially offset by cost improvements

Quarterly trend – revenue contribution per family of products ($m) Quarterly trend – adjusted EBITDA ($m) Quarterly sales decreased by 8.5% in Q2 vs. Q1, while Adjusted EBITDA increased 51% Note: The amounts for prior periods have been restated to show the results of Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations. 447 409 591 525 578 549 466 452 424 391 388 363 12.2 7.2 27.8 44.0 56.7 54.2 80.0 83.0 43.8 23.2 3.3 5.0 Q3-2016 Q4-2016 Q1-2017 Q2-2017 Q3-2017 Q4-2017 Q1-2018 Q2-2018 Q3-2018 Q4-2018 Q1-2019 Q2-2019 169 174 158 183 194 204 253 238 215 227 147 125 97 105 111 112 110 123 149 149 137 140 137 125 51 70 83 84 99 97 98 140 119 171 122 118 46 39 39 45 49 42 49 51 54 53 41 41 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Silicon Metal Si-based Alloys Mn-based Alloys Energy & Other Business

Declining pricing environment driving weaker quarter performance Declining pricing environment continues to constrain quarterly performance Lower commodity prices and increased operating efficiency have improved cost profile Adjusted EBITDA bridge Q2 2019 vs Q1 2019 Quarter-over-quarter evolution ($m) Note: 1 Represents the results of Spanish hydroelectric plants Includes: $3.5m of Mn ore cost improvements $5.8m savings from power prices in Spain, France and the U.S. 1 11.8 3.3 5.0 - 8.5 - 2.7 - 6.5 14.2 0.7 - 4.0 Adjusted EBITDA Q1 2019 Adjusted EBITDA from Discontinued Assets Pro Forma Adjusted EBITDA Q1 2019 Volume Price Cost Mining Other Adjusted EBITDA Q2 2019

Volume trends Sequential quarters EBITDA evolution ($m) Commentary Pricing trends ($/mt) Silicon metal snapshot Significant demand slowdown across the auto, chemicals and solar end markets Continuous effort to right-size the production base: Additional production cutback in Polokwane (South Africa) also addresses working capital build up Selling prices in Q2 bolstered by fixed price contracts and by floors in some index priced contracts Index prices appear to be stabilizing during Q3, with signs of support in China and Europe 8.3 8.1 - 1.4 - 1.9 3.1 Q1'19 Volume Price Cost Q2'19 75,753 82,881 83,465 83,785 91,615 85,913 81,686 93,364 62,269 54,084 1Q-17 2Q-17 3Q-17 4Q-17 1Q-18 2Q-18 3Q-18 4Q-18 Q1- 19 Q2- 19 1,500 1,700 1,900 2,100 2,300 2,500 2,700 2,900 3,100 3,300 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 SiMe US Index ($) SiMe EU Index ($) SiMe FG Avg. Selling Price ($)

Pro forma silicon metal capacity (‘000 tons annual production capacity, excl. third party share of JV) Source: Ferroglobe End of 2017: all SiM furnaces running except: 2 furnaces Polokwane 1 furnace Sabón (FeSi) + 2 furnaces Polokwane - 2 furnaces Selma - 1 furnace Beverly - 2 furnaces Château-Feuillet - 1 furnace Laudun - 2 furnaces Niagara Falls - 1 furnace Sabón Plan for 2019 Enough capacity for sales of 300kt, with inventory reduction Fast response additional capacity - 3 furnaces Polokwane + 1 furnace Sabón Adapted plan for H2 2019 Release working capital Minimize loss-making operations Capacity management is adapting to demand slowdown by idling facilities that can be swiftly restarted when demand recovers 364 404 328 281 242 Q4 2017 Q2 2018 Dec 2018 Q1 2019 Q3 2019

Volume trends Commentary Sequential quarters EBITDA evolution ($m) Silicon-based alloys snapshot Pricing trends ($/mt) FeSi index pricing has continued to erode during Q2 and into Q3 to levels likely to generate losses across a significant part of the industry Volumes remain strong, despite ongoing perception of steel industry slowdown resulting from the trade war Foundry products and CaSi (44% of Si-based alloys revenues) remain at healthy stable prices and strong volumes Focus on increasing sales of more profitable specialty-grade FeSi (19% of Si-based alloys revenues) 7.8 11.4 - 1.0 - 7.2 11.8 Q1'19 Volume Price Cost Q2'19 75,386 70,913 66,873 70,399 76,328 78,214 75,964 81,197 81,801 79,264 1Q-17 2Q-17 3Q-17 4Q-17 1Q-18 2Q-18 3Q-18 4Q-18 Q1- 19 Q2- 19 1,000 1,200 1,400 1,600 1,800 2,000 2,200 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 FeSi US Index ($) Si Alloys FG Avg. Selling Price ($) FeSi EU Index ($)

Volume trends Commentary Sequential quarters EBITDA evolution ($m) Manganese-based alloys snapshot Pricing trends ($/mt) Index prices in Europe largely stable throughout the past 12 months Continuous ore price decline is starting to have positive impact on production costs Other production costs negatively impacted by various operational incidents, with improvements in operational efficiency starting positively to affect underlying cost base Volumes strong, adapted to reduced production capacity in 2019 0.9 1.9 - 0.4 1.2 3.5 - 3.3 Q1'19 Volume Price Manganese Ore Cost Q2'19 63,700 64,403 73,642 72,374 71,176 107,457 98,280 147,445 103,669 99,555 1Q-17 2Q-17 3Q-17 4Q-17 1Q-18 2Q-18 3Q-18 4Q-18 1Q-19 2Q-19 800 1,000 1,200 1,400 1,600 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 FeMn EU HC 76% Mn EXW ($) SiMn EU 65% Mn DDP ($) Mn Alloys FG Avg. Selling Price ($)

Working capital due to an increase in finished goods inventories Cash decreased but remained at healthy levels of $188m 389 376 280 389 Q2 2019 +$59m Working capital trends ($m) Cash trends ($m) Working capital increase driven by inventory build 353 389 376 280 337 407 443 356 351 410 Mar'17 Jun'17 Sep'17 Dec'17 Mar'18 Jun'18 Sept'18 Dec'18 Mar'19 Jun'19 173 184 190 184 198 156 132 217 217 188 Mar'17 Jun'17 Sep'17 Dec'17 Mar'18 Jun'18 Sept'18 Dec'18 Mar'19 Jun'19

FY2019 free cash-flow evolution Increase in net debt attributable to an increase in working capital Gross Debt ($m) Net Debt ($m) Note: Free cash-flow defined as “Net cash provided by operating activities“ minus “Payments for property, plant & equipment” Debt evolution 647 631 643 645 636 666 449 475 511 429 420 478 Mar'18 Jun'18 Sept'18 Dec'18 Mar'19 Jun'19 Profit for the period (43.7) (72.2) Adjustment for non-cash items 39.3 81.5 Profit adjusted for non-cash items (4.3) 9.3 Changes in Operating Assets / Liabilities (29.2) (13.9) Interest paid (3.3) (21.8) Income tax paid (0.5) (2.2) Net cash generated by operating activities (37.4) (28.7) Payments for property, plant and equipment (7.1) (20.6) Free cash-flow 1 (44.5) (49.2) Disposals 1.6 3.4 Free cash-flow including disposals (42.9) (45.8) $m H1 2019 Q2-19

II. Update on Corporate Initiatives

Positive progress across corporate initiatives 1 2 3 Successful closing of FerroAtlántica, S.A.U. divestiture Refinancing process ongoing Cost savings plan on-track 4 Positive update on other strategic and cash generating initiatives

1 Divestiture of FerroAtlántica, S.A.U. successfully closed at an attractive valuation of 12.7x[1]

Closing	▪ Transaction closed on August 30, 2019 ▪ Tolling agreement and supply agreement effective immediately
Transaction highlights	▪ Transaction value: €170m (approx. $188m) ▪ **Gross proceeds: €156.4m (approx. $173m)** following adjustments for net debt, working capital and cash flow from operations ▪ After cancellation and repayment of financial lease on the hydro assets (€55m or approx. $61m) on closing, the transaction results in **net cash proceeds to Ferroglobe of approx. $112m** ▪ Closing mechanism takes account of (i) net debt, (ii) working capital and (iii) cash flow from operations for 2019 ▪ Ferroglobe granted long-term exclusivity over the commercialization and sale of the output of the smelting factory ▪ €10m in escrow to secure seller payment obligations under the SPA to be released in 24 months. ▪ Earn-out structure in case of subsequent divestiture of assets by buyer
Conditions precedent fulfilled	▪ Anti-trust clearance regarding only the ferrosilicon business of Cee-Dumbría in Spain — July 5th ▪ Authorization of Ferroglobe lenders under the RCF — July 15th ▪ Administrative authorization for the termination of the lease facility agreement and the amendment of the co-ownership regime of the concessions — August 13th ▪ Cancellation of the existing pledge over FAT shares and pledges over a number of FAT assets — August 30th

Note
1. Based on average EBITDA for the past 5 years

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1 The divestiture significantly enhances Ferroglobe´s balance sheet

ILLUSTRATIVE SOURCES OF FUNDS FROM TRANSACTON

	($m)
Acquisition price	188.0
Closing adjustments to transaction value	-15.1
Total Sources of Funds	**172.9**

ILLUSTRATIVE USES OF FUNDS FROM TRANSATION

	($m)
Mandatory repayments relating to the transaction (1)	60.3
Est. cash and cash equivalents from transaction (2)(3)	110.1
Est. transaction related fees and expenses	2.5
Total Uses of Funds	**172.9**

ILLUSTRATIVE - PRO FORMA BALANCE SHEET IMPACT (AS OF 6/30/2019)

($m)	6/30/2019	Transaction Adjustment	Pro Forma 6/30/2019
Cash and cash equivalents	187.7	110.1	297.8
Total Debt	666.0	-60.3	605.7
Net Debt	478.3		307.9

Notes:

1. *As part of the transaction, a portion of the proceeds have been used for mandatory repayment of oustanding leases, loans, swaps and other indebtedness of target assets for sale*
2. *Illustration assumes that the balance of any proceeds following the mandatory repayments will be added to the cash and cash equivalents balance*
3. *Cash set aside in escrow considered as part of cash and cash equivalents in this illustration*

Pro forma net debt reduced to $308 million
Pro forma cash of $298 million

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Update on refinancing 2 Currently making progress in the refinancing of the RCF, aiming to increase access to cash and improve leverage based financial covenants and minimum liquidity thresholds Different refinancing alternatives being analyzed, focusing on asset backed facilities (i.e., ABL, term loan) De-risking the balance sheet Negotiations well advanced during June-July Prospect of imminent closing of FerroAtlántica divestiture changed the balance sheet profile and closing of refinancing was postponed until after completion of the divestiture All the terms of the refinancing are being reviewed in light of a significantly enhanced balance sheet following the divestiture Update on the process New credit facility is intended to eliminate leverage-based covenants, providing greater flexibility to our balance sheet Targeting completion of refinancing around the end of Q3 2019

KTM program Corporate Overheads Focus areas 2019 Target savings $10m $15m Savings 1H SAVINGS $7.7m $1.5m Consolidation of corporate offices (London HQ moving to Madrid) Reduction in personnel costs Reduction in use of third party consultants and services Reduction in audit fees, accounting consultancy fees, etc. Revised travel policies and guidelines KTM (Key Technical Metrics) achieves performance improvements focusing on increased productivity and efficiencies Changes to raw materials mix and focus on by-product recycling Changes in electrode technology 1H savings adversely impacted by extraneous factors $40m $16.4m Plant level fixed costs $15m $7.2m Permanent staff reductions Improved purchasing processes for services and materials Reduction and optimization of inventories for spare parts and consumables Cost savings plan implemented at various levels of the organization 3 FY19E Run rate $25m $25m $75m $25m

Divestiture of Poland Cored Wire Divestiture of South African Timberlands Commentary Expected cash proceeds ($m) $9.4m $3.5m Net Proceeds Received approval for the sale from the Competition Commission on August 6, 2019 Closing and funding expected around the end of Q3 Sale in the final stages of negotiation Closing and funding scheduled for September $12.9m Other Non-Core Asset Divestitures $5.7m - $7m French Hydro sale: discussions continue; likely to monetize 40-49% in Q4 Divestiture of 100% more likely to take place in 2020 Update on other corporate initiatives 4 Solar Project Concluded a restructuring of the project to save costs and maximize likelihood of potential divestiture/partnership Unwinding of the joint venture effective June 30, 2019, resulting in Ferroglobe becoming sole owner of the operating company Cancellation of costly engineering and advisory agreements: compensation of $2.75m cash, plus ancillary equipment worth ~$6.0m Exploring options to monetize assets or find financial/strategic partners ($2.75)m

III. Near-term outlook

Recent Trends: US continues to benefit from trade actions, while EU challenged by lower volumes and greater imports Chinese steel demand expected to contract for the first time since 2015 — outcome dependent on the stimulus measures Recent announcement of significant global players curtailing production Polysilicon / Electronics Recent Trends: Despite PV installations forecasted to set a new record in 2019, there has been little activity in 1H-2019 Recent announcements by producers along the value chain highlight lingering softness Recent Trends: Considerable uncertainty remains in the global supply chain due to multiple trade actions, potential sanctions and supply disruptions Auto end market slowing down globally – lower demand and impact of changing emission standards Aluminum / Auto Recent Trends: Customer buying behavior change; now buying cautiously, not reflecting underlying demand for end products. Possible destocking throughout the value chain Chemicals / Silicones XX% XX% XX% Steel and Specialty Metal End market dynamics: demand slowdown continues to affect all our markets

Outlook for the short term Continued erosion of index prices, more sustained in North America, expected to affect selling prices into Q3 2019, but fixed priced contracts and floors in indexed contracts expected to soften the impact Potential upside as volume activity picks up towards year-end Recent trends in the Chinese market could positively impact Europe Silicon Metal Index prices stable since the end of 2018 Manganese ore prices in a continuous downward trend into Q3 Improving trend in spread from reduced ore prices expected to provide upside in H2 Improved production cost through manganese ore mix optimization Strong demand of refined products (15% of order book), with higher margin Mn-Based Alloys Commercial outlook across our portfolio for 2019 continues to reflect uncertainties due to overall economic environment Continued erosion of index prices from record highs in 2018. Currently beginning to see signs of stabilization. Foundry business growth continues, with stable prices Focus on specialty grades and foundry products for the coming quarters Silicon-Based Alloys

Closing remarks Organization focused on cost cutting and cash generation $75m of ‘run-rate’ cost cutting initiatives Rightsizing the operations to evolving market conditions Slowdown in product demand delaying turnaround Track record of navigating cyclical downturns Fundamental asset value of a unique global platform Pro forma net debt ~$300m ; longer-term target <$200m Additional non-core asset divestitures to be closed in coming months Successful closing of significant divestiture Close to $300m of total pro-forma cash RCF refinancing process underway

Q&A

Appendix – supplemental financial information

Key Performance Indicators Q2-19 Q1-19 Diff, % Q2-18 Diff, % Sales volumes (tons) 232.9 247.7 (6.0)% 271.6 (14.2%) Revenue ($m) 409.5 447.4 (8.5)% 577.9 (29.1)% Operating Income / (Loss) ($m) (37.3) (27.0) (38.0)% 98.5 n.a. Net Income / (Loss) ($m) (43.7) (28.6) (52.9)% 66.0 n.a. Adjusted Net Income / (Loss) ($m) (22.2) (21.9) n.a. 25.7 n.a. Reported EBITDA ($m) (7.1) 3.3 n.a. 127.6 (105.6)% Adjusted EBITDA ($m) 5.0 3.3 51.3% 83.0 (93.9)% Adjusted EBITDA Margin 1.2% 0.7% 0.5% 14.4% (13.1)% Q2 2019 key performance indicators — income statement Note: The amounts for prior periods have been re-presented to show the results of Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations.

($m) Q2-17 Q3-17 Q4-17 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Q2-19 Silicon metal 17.7 20.9 24.3 43.5 41.5 32.3 20.6 8.3 8.1 Silicon-based alloys 19.8 18.9 21.6 35.0 31.9 26.2 21.2 7.8 11.4 Manganese-based alloys 21.0 24.7 18.5 11.4 7.2 -8.6 -8.6 0.9 1.9 Other metals 4.2 2.0 6.5 7.6 8.5 7.0 8.0 3.3 4.3 Mines 8.3 9.7 9.7 9.8 10.8 4.2 0.3 1.5 2.2 Energy 1.0 (0.2) (1.2) 9.6 5.6 2.4 11.4 8.1 0.8 Overheads and others (R&D, adjustments) (28.1) (19.9) (25.7) (27.3) (19.2) (18.5) (20.8) (18.1) (22.7) Adjusted EBITDA 43.9 56.1 53.7 89.6 86.3 45.0 32.1 11.8 6.0 EBITDA from discontinued operations (0.1) (0.6) (0.5) 9.6 3.3 1.2 8.9 8.5 1.0 Adjusted EBITDA from continuing operations 44.0 56.7 54.2 80.0 83.0 43.8 23.2 3.3 5.0 Adjusted EBITDA reconciliation Note: The amounts for prior periods have been re-presented to show the results of Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations.

Notes: Financial results are unaudited Net Debt includes finance lease obligations Adjusted EBITDA is before the impact of any discontinued operations Capital is calculated as book equity plus net debt Balance sheet 3/31/20181 6/30/20181 9/30/20181 12/31/2018 3/31/20191 6/30/20191 Total Working Capital ($m) 337.3 407.3 443.3 356.1 351.1 410.4 Cash and Cash Equivalents ($m) 197.7 156.0 131.7 216.6 216.6 187.7 Total Assets ($m) 2,301.1 2,225.7 2,180.3 2,123.8 2,083.8 2,109.2 Net Debt2 ($m) 449.3 475.3 510.9 428.7 419.7 478.3 Book Equity ($m) 979.5 1,004.1 987.4 884.4 855.1 816.1 Net Debt2 / Adjusted EBITDA3 1.85x 1.66x 1.86x 1.70x 2.40x 5.04x Net Debt2 / Total Assets 19.5% 21.4% 23.4% 20.2% 20.1% 22.7% Net Debt2 / Capital4 31.4% 32.1% 34.1% 32.7% 32.9% 36.9% Q2 2019 key performance indicators — balance sheet

Advancing Materials Innovation NASDAQ: GSM Second Quarter 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2019
FERROGLOBE PLC

by	/s/ Pedro Larrea Paguaga
Name: Pedro Larrea Paguaga
Title: Chief Executive Officer (Principal Executive Officer)